Zodiac Exploration Inc.

TSX VENTURE: ZEX

December 11, 2012

Zodiac Grants Stock Options

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSXV:ZEX) announces today that it has granted an aggregate of 8,450,000 stock options in accordance with the Company's stock option plan to certain directors, officers, employees and consultants of the Company which are exercisable at a price of $0.10 per common share and have a term of five years.

About Zodiac

Zodiac is a Calgary based company formed to explore for and gas assets in North America with a focus on the San Joaquin Basin in California.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.

Peter Haverson

Interim President and Chief Executive Officer

(403) 444‐7896

www.zodiacexploration.ca